UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of
the Securities Exchange Act of 1934
For the fiscal year ended November 30, 2013
Commission File Number 001-14920

THE McCORMICK 401(K) RETIREMENT PLAN
Full title of plan
McCORMICK & COMPANY, INCORPORATED
18 Loveton Circle
Sparks, Maryland 21152
Name of issuer of the securities held pursuant to the plan
and address of its principal office

Required Information
Items 1 through 3: Not required; see Item 4 below.
Item 4. Plan Financial Statements and Schedules Prepared in accordance with the financial reporting requirements of ERISA.

a)	i)	Report of Registered Public Accounting Firm

ii)	Statements of Net Assets Available For Benefits

iii)	Statements of Changes in Net Assets Available For Benefits

iv)	Notes to Financial Statements

b)	Exhibits: Consent of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.
THE McCORMICK 401(K) RETIREMENT PLAN

DATE:	June 13, 2014	By:	/s/ Cecile K. Perich
Cecile K. Perich
Senior Vice President - Human Relations and Plan Administrator

THE MCCORMICK 401(K) RETIREMENT PLAN
Financial Statements and Supplemental Schedule Together with
Report of Independent Registered Public Accounting Firm
As of November 30, 2013 and 2012

NOVEMBER 30, 2013 AND 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Investment Committee
McCormick & Company, Incorporated

Report on the Financial Statements

We have audited the accompanying financial statements of The McCormick 401(k) Retirement Plan (the Plan), which comprise the statements of net assets available for benefits as of November 30, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended November 30, 2013, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the plan’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2013 and 2012, and the changes in net assets available for benefits for the year ended November 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

200 International Circle ó Suite 5500 ó Hunt Valley ó Maryland 21030 ó P 410-584-0060 ó F 410-584-0061

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the basic financial statements. The information has been subjected to the auditing procedures applied in the audits of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Hunt Valley, Maryland
June 5, 2014

200 International Circle ó Suite 5500 ó Hunt Valley ó Maryland 21030 ó P 410-584-0060 ó F 410-584-0061

THE MCCORMICK 401(K) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
As of November 30, 2013 and 2012

	2013	2012
ASSETS
Cash	$2,235	$6,166
Investments:
Securities – at fair value, participant directed:
McCormick stock fund	171,727,261	172,405,433
Common and collective fund	39,603,898	39,743,185
Equity funds	224,755,946	171,422,514
Bond funds	32,302,743	36,624,742
Balanced funds	71,342,124	55,602,725
Total Investments	539,731,972	475,798,599
Receivables:
Notes receivable from participants	7,472,583	6,775,616
Employer contributions	207,318	194,605
Employee contributions	536,700	514,573

Total Receivables	8,216,601	7,484,794

Total Assets at Fair Value	547,950,808	483,289,559

NET ASSETS
Net Assets at Fair Value	547,950,808	483,289,559
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(314,317)	(1,120,070)

Net Assets Available for Benefits	$547,636,491	$482,169,489
The accompanying notes are an integral part of these financial statements.

THE MCCORMICK 401(K) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended November 30, 2013

Additions
Investment income:
Dividends and interest	$1,971,482
Net appreciation of investments	72,476,183
Total investment income	74,447,665

Interest on notes receivable from participants	314,304

Contributions:
Employer contributions	7,907,899
Employee contributions	16,919,910
Rollover	1,439,986
Total contributions	26,267,795
Total Additions	101,029,764

Deductions
Participant withdrawals	34,801,085
Administrative expenses	761,677
Total Deductions	35,562,762

Net increase	65,467,002
Net assets available for benefits, beginning of year	482,169,489
Net Assets Available for Benefits, End of Year	$547,636,491
The accompanying notes are an integral part of this financial statement.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2013 and 2012

1.	DESCRIPTION OF THE PLAN

General

The McCormick 401(k) Retirement Plan (the Plan) is a defined contribution plan sponsored by McCormick & Company, Incorporated (the Company or the Plan Sponsor), which incorporates a 401(k) savings and investment option.

Effective March 22, 2002, the Plan was amended to provide that the McCormick & Company, Incorporated Common Stock Fund investment option be designated as an employee stock ownership plan (ESOP). This designation allows participants investing in McCormick & Company, Incorporated common stock to elect to receive, in cash, dividends that are paid on McCormick & Company, Incorporated common stock held in their 401(k) Retirement Plan accounts. Dividends may also continue to be reinvested. The McCormick & Company, Incorporated Common Stock Fund invests principally in common stock of the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 1, 2011, the Plan was amended to provide the post-2011 profit sharing contributions to the Plan for each post-2011 active participant, who is employed by the Company as of November 30 of the Plan year.

The following description of the Plan provides only general information. Further information about the Plan agreement, eligible employees, the vesting provisions, and investment alternatives are contained in the Plan Document.
Contributions

Participating employees contribute to the Plan through payroll deductions in amounts ranging from 1% to 70% of their earnings, subject to certain limitations. Effective December 1, 2000, the Company and participating subsidiaries provide a matching contribution of 100% of the first 3% of an employee's contribution, and 50% on the next 2% of the employee's contribution. Employees hired prior to January 1, 2012, are required to have one year of service with the Company to be eligible for the matching contribution. Employees hired after December 31, 2012 are immediately eligible for the match. For new hires after December 31, 2011, McCormick will make an annual profit sharing contribution of 3% of eligible earnings to participants' accounts (in addition to company match, which is applied as employee contributions are deposited). Employees will be automatically enrolled in the 401(k) plan at 2%; however, they can opt out or elect to change the percentage at any time. If the employee does not make a positive election to change the percentage, the contribution rate will be increased by 1% per year (up to maximum of 10% or IRS contribution limit).

Participants' elective contributions, as well as the Company's matching contributions, are invested in the Plan's investment funds as directed by the participant.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2013 and 2012

1.	DESCRIPTION OF THE PLAN (continued)

Participant Accounts
Each participant’s account is credited with the participant’s contribution, the employer’s contribution made on his or her behalf plus a proportionate interest in the investment earnings of the funds in which the contributions are invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

Vesting
Participants are immediately vested in their contributions, the Company match, and all related earnings. The 3% annual profit sharing contribution vests when employee has 3 years of service or reaches age 55, if sooner.

Notes Receivable from Participants
Participants are permitted to take loans from their account balances, subject to a $500 minimum. The maximum of any loan cannot exceed one-half of the participant's contributed account balance or $50,000, less the highest outstanding loan balance during the prior 12 months, whichever is less. The Company's investment committee determines the interest rate for loans based on current market rates. The loans are secured by the participant's account and bear interest at rates ranging from 4.25% to 9.75%.
Loan repayments, including interest, are made by participants through payroll deductions over loan terms of up to five years. Longer loan terms are available for loans taken to purchase, construct, reconstruct, or substantially rehabilitate a primary home for the participant or the participant's immediate family.

Benefit Payment
Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan Document. Benefits and withdrawals are recorded when paid.

Upon termination of service, a participant with an account balance greater than $5,000, may elect to leave his or her account balance invested in the Plan, elect to rollover his or her entire balance to an Individual Retirement Account (IRA) or another qualified plan, elect to receive a lump-sum payment equal to his or her entire balance or elect annual installments to extend from two to eight years. Upon termination of service, a participant with an account balance less than $5,000, may elect to rollover his or her entire balance to an IRA or another qualified plan or elect to receive a lump-sum payment equal to his or her entire balance. In the absence of instruction from a participant, balances less than $1,000, automatically will be paid directly to the participant and those greater than $1,000, will be rolled over to an IRA designated by the Plan Administrator.

Plan Termination

The Company has no intentions to terminate the Plan; however, the Company reserves the right to terminate the Plan, or to reduce or cease contributions at any time if its Board of Directors determines that business, financial or other good causes make it necessary to do so. Also the Company may amend the Plan at any time and in any respect, provided, however, that any such action will not deprive any participant or beneficiary under the Plan of any vested benefits.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2013 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of year-end and the changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Securities and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Securities traded on a national securities exchange or included on the NASDAQ National Market List are valued at the last reported sales price on the last business day of the Plan year. Investments for which no sale was reported on that date are valued at the last reported bid price. Common and collective funds are valued by the issuer of the funds based on the fund managers' estimate of the individual closing price of the funds on the last day of the plan year as quoted by the applicable fund issuer.

The change in the difference between fair value and the cost of investments is reflected in the accompanying statement of changes in net assets available for benefits as net appreciation of investments.

The net realized gain or loss on disposal of investments is the difference between the proceeds received and the average cost of investments sold. Expenses relating to the purchase or sale of investments are added to the cost or deducted from the proceeds.

The McCormick Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of McCormick & Company, Incorporated common stock (voting and non-voting) and funds held in the Wells Fargo Short-Term Investment Money Market Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of McCormick & Company, Incorporated common stock and the cash investments held by the Fund. As of November 30, 2013, 4,613,417 units were outstanding with a value of approximately $37.22 per unit. As of November 30, 2012, 5,025,508 units were outstanding with a value of approximately $34.31 per unit. As of November 30, 2013, the Fund held 2,457,869 shares of McCormick & Company, Incorporated common stock with an aggregate value of $169,571,713, and a balance in the Wells Fargo Short-Term Investment Money Market Fund of $2,155,548. As of November 30, 2012, the Fund held 2,647,325, shares of McCormick & Company, Incorporated common stock with an aggregate value of $170,027,250, and a balance in the Wells Fargo Short-Term Investment Money Market Fund of $2,378,183.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2013 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document; thus, no allowance for doubtful accounts has been recorded as of November 30, 2013 and 2012.

Contributions

Employee and employer contributions are recorded in the period that the Plan Sponsor makes payroll deductions from the participant's earnings. The post-2011 profit sharing contributions are typically funded after the Plan year-end, within the timeframe prescribed by the Internal Revenue Service.

Administrative Expenses

Administrative expenses incurred on behalf of the Plan are paid by the Plan Sponsor; however, fees for loan initiation and maintenance and for Domestic Relations Order review and processing are paid for by the participant. Management and other fees for investment funds offered under the Plan are included in administrative expenses in the accompanying statement of changes in net assets available for benefits.

Recent Accounting Pronouncements

In October 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2012-04, “Technical Corrections and Improvements” (ASU 2012-04). ASU 2012-04 identifies when the use of fair value should be linked to the definition of fair value in Topic 820, “Fair Value Measurement” and contains conforming amendments to the Codification to reflect the measurement and disclosure requirements of Topic 820. The amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012, for public entities and December 15, 2013, for nonpublic entities. Management is currently evaluating the implications of ASU 2012-04 and does not expect implementation to have a material effect on the statement of net assets available for benefits.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP (Generally Accepted Accounting Principles) and IFRS (International Financial Reporting Standards)” (ASU 2011-04). ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 will require reporting entities to disclose quantitative information about the unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy.

In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. It did not have a material impact in the Plan's financial statements.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2013 and 2012

3.	INVESTMENTS
The Plan’s investments are held in bank-administered trust funds. The custodial trustee of the Plan is Wells Fargo Bank Minnesota N.A. During the year ended November 30, 2013, the Plan’s investments (including investments bought, sold, or held throughout the year) appreciated in value by $72,476,183, as follows:

McCormick & Company, Incorporated - common stock	$12,663,247
Pooled, common and collective funds	1,448,081
Mutual funds	58,364,855
Total	$72,476,183
The value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of November 30, 2013 and 2012, were as follows:

	As of November 30,
	2013	2012
McCormick & Company, Incorporated – common stock fund	$169,571,713	$170,027,250
Common and collective fund:
Wells Fargo Stable Return Fund N	39,603,898	39,743,185
Mutual funds:
Vanguard Institutional Index Fund	88,147,995	71,417,950

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2013 and 2012

3.	INVESTMENTS (continued)

Fair Value Measurements
Accounting principles generally accepted in the United States of America, establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under accounting principles generally accepted in the United States of America are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability; and

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of November 30, 2013 and 2012.
Mutual funds: Valued at the quoted net asset value (“NAV”) of shares held by the Plan at year end.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Stable value fund: Valued at net asset value of the fund shares, which is calculated based on the valuation of the funds' underlying investments at fair value minus liabilities divided by the number of shares outstanding at the end of the year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2013 and 2012

3.	INVESTMENTS (continued)

Fair Value Measurements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of November 30, 2013:

	Assets at Fair Value as of November 30,2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$224,755,946	$—	$—	$224,755,946
Bond funds	32,302,743	—	—	32,302,743
Balanced funds	71,342,124	—	—	71,342,124
Common stock fund:
Consumer staples	171,727,261	—	—	171,727,261
Stable value fund	—	39,603,898	—	39,603,898
Total Assets at Fair Value	$500,128,074	$39,603,898	$—	$539,731,972
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of November 30, 2012:

	Assets at Fair Value as of November 30,2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$171,422,514	$—	$—	$171,422,514
Bond funds	36,624,742	—	—	36,624,742
Balanced funds	55,602,725	—	—	55,602,725
Common stock fund:
Consumer staples	172,405,433	—	—	172,405,433
Stable value fund	—	39,743,185	—	39,743,185
Total Assets at Fair Value	$436,055,414	$39,743,185	$—	$475,798,599

In accordance with the fair value measurements and disclosure guidance, the following table presents the category, fair value, redemption frequency, and redemption notice period for the plan investments, the fair value of which is estimated using the NAV per share as of November 30.

Investment	2013	2012	Redemption Frequency	Redemption Notice Period
Wells Fargo Stable Return Fund N	$39,603,898	$39,743,185	Monthly/Quarterly	None

One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund N (the “Stable Return Fund”), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit responsive under accounting principle generally accepted in the United States of America. Accordingly, in the statements of net assets available for benefits, the Stable Return Fund, along with the Plan's other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Return Fund at contract value. Contract value represents cost plus accrued income minus redemptions.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2013 and 2012

4.	GUARANTEED INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan entered into a benefit-responsive guaranteed investment contract with Wells Fargo Bank, N.A. (Wells Fargo), a subsidiary of Wells Fargo & Company. Wells Fargo maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed annuity contract is presented on the face of the statements of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by Wells Fargo, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at November 30, 2013 and 2012 was $39,603,898 and $39,743,185, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

The guaranteed annuity contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average yields:	2013	2012
Based on actual earnings	1.36%	0.94%
Based on interest rate credited to participants	1.52%	1.95%

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2013 and 2012

5.	TRANSACTIONS WITH RELATED PARTIES

The Plan holds investments in common stock of McCormick & Company, Incorporated, the Plan Sponsor, and in funds managed by affiliates of Wells Fargo Minnesota N.A., the custodial trustee of the Plan. Dividends on McCormick & Company, Incorporated common stock and income on investments in Wells Fargo Minnesota N.A. funds are at the same rates as non-affiliated holders of these securities.

6.	INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has ruled that the Plan qualified under Section 401(a) of the Internal Revenue Code (“IRC”) in a letter dated September 16, 2013, and is therefore not subject to tax under present income tax laws.  The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognized a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of November 30, 2013 and 2012, there are no certain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying statements of net assets available for benefits.

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2013 and 2012

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following table presents a reconciliation of net assets available for benefits and net increase in net assets available for benefits between the accompanying financial statements and the Form 5500:

	As of November 30,
	2013	2012
Statements of Net Assets Available for Benefits
Net assets available for benefits per the financial statements	$547,636,491	$482,169,489
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	314,317	1,120,070
Net Assets Available for Benefits per the Form 5500, at Fair Value	$547,950,808	$483,289,559

Year Ended November 30, 2013
Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets available for benefits per the financial statements	$65,467,002
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(805,753)
Net Increase in Net Assets Available for Benefits per Form 5500	$64,661,249

SUPPLEMENTAL SCHEDULE

THE MCCORMICK 401(K) RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of November 30, 2013

Description of Investments	Shares Held	Current Value
McCormick Stock Fund
McCormick & Company, Incorporated
* Common Stock	2,457,869	$169,571,713
Money Market Fund
* Wells Fargo Short-Term Investment Money Market Fund	2,155,548	2,155,548
		171,727,261
Common and Collective Funds
* Wells Fargo Stable Return Fund N	779,819	39,603,898
Mutual Funds
American Funds EuroPacific Growth Fund	493,000	24,033,740
Delaware Small Company Value Fund	310,085	17,001,957
Managers Small Cap Fund	1,216,477	22,650,802
T Rowe Price Growth Stock Fund	398,763	20,245,176
Vanguard Institutional Index Fund	531,076	88,147,995
Vanguard Mid Cap Index Fund	519,232	15,348,511
Vanguard Small Cap Index Institutional Fund	215,099	11,198,062
Vanguard Total International Stock Index Fund	77,765	8,680,164
Vanguard Windsor II Fund Adm	263,588	17,449,539
Pimco Global BD UNHEDG	14,741	137,828
Pimco Total Return Fund	1,151,566	12,529,041
Vanguard Total Bond Market Index Fund	1,842,014	19,635,874
Vanguard Target Retirement Fund	478,542	6,087,054
Vanguard Target Retirement Fund 2015	926,888	13,894,055
Vanguard Target Retirement Fund 2020	45,241	1,235,075
Vanguard Target Retirement Fund 2025	1,579,777	25,023,668
Vanguard Target Retirement Fund 2030	13,284	368,505
Vanguard Target Retirement Fund 2035	878,363	14,940,953
Vanguard Target Retirement Fund 2040	8,730	246,871
Vanguard Target Retirement Fund 2045	516,911	9,175,176
Vanguard Target Retirement Fund 2050	13,162	370,767
Total Mutual Funds		328,400,813
Participant Loans **
* Notes receivable from participants		7,472,583
Total Investments		$547,204,555

Note: Historical cost has been omitted as all investments are participant directed.

*	Party-in-interest as defined by ERISA.
**	Interest rates at 4.25% to 9.75%; maturity dates range from 2013 to 2033.

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the following Registration Statements pertaining to the McCormick 401(k) Retirement Plan of McCormick & Company, Inc. of our report dated June 5, 2014, with respect to the financial statements and supplemental schedule of the McCormick 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended November 30, 2013.

Form	Registration Number	Date Filed
S-8	333-187703	4/3/2013
S-8	333-186250	1/28/2013
S-8	333-158573	4/14/2009
S-8	333-155775	11/28/2008
S-8	333-150043	4/2/2008
S-3	333-147809	12/4/2007
S-8	333-142020	4/11/2007
S-3	333-122366	1/28/2005
S-8	333-114094	3/31/2004
S-8	333-57590	3/26/2001
S-8	333-93231	12/21/1999
S-8	333-74963	3/24/1999
S-3	333-47611	3/9/1998
S-8	333-23727	3/21/1997
/s/ SB & Company LLC
June 5, 2014
Hunt Valley, Maryland

200 International Circle ó Suite 5500 ó Hunt Valley ó Maryland 21030 ó P 410-584-0060 ó F 410-584-0061